EXHIBIT 12.2

CENTERPOINT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(Dollars in thousands)

	Years Ended December 31,
	2005	2004	2003	2002	2001
Available earnings:
Income from continuing operations before income taxes, equity in net income of affiliate plus gains on sale of real estate	$4,141	$(24,150)	$6,889	$17,591	$(4,121)
Plus:
Interest expense	29,050	33,032	25,735	27,456	32,299
Amortization of deferred financing costs	3,742	3,567	3,354	2,918	2,376
Distributed share of equity from affiliates	881	5,703	2,281	1,994	3,309

Available earnings	$37,814	$18,152	$38,259	$49,959	$33,863

Combined fixed charges and preferred dividends:
Interest expense, including discontinued operations	$29,388	$33,032	$27,596	$30,452	$32,299
Amortization of deferred financing costs	3,742	3,567	3,354	2,918	2,376
Preferred dividends	6,328	2,621	9,599	10,090	10,090
Interest capitalized	8,978	6,586	8,569	8,444	7,154

Combined fixed charges and preferred dividends	$48,436	$45,806	$49,118	$51,904	$51,919

Ratio of earnings to combined fixed charges and preferred dividends	0.8	0.4	0.8	1.0	0.7